MIDROOG

CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-149175) of Alon Blue Square Israel Ltd. ("the Company") of the reference to our Baa2 Credit review rating (on local scale), for Series C bonds, and of the unofficial translation of our Monitoring Report dated May 20 2015, with respect to the foregoing, included in this Current Report on Form 6-K.

Eran Heimer, CEO
Midroog Ltd.

Tel-Aviv, Israel,
May 20, 2015.

Millenium Tower, 17 Ha'Arba'a St., Tel-Aviv 64739, Israel Tel. +972-3-6844700 Fax. +972-3-6855002 www.midroog.co.il